Issuer Free Writing Prospectus
(relating to Preliminary Prospectus Supplement dated
February 26, 2024 and Prospectus dated November 8, 2023)
Filed pursuant to Rule 433
Registration Number 333-275386

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION
Final Term Sheet

$500,000,000 5.611% Senior Notes due 2034 (the “Notes”)

Issuer:	Westinghouse Air Brake Technologies Corporation

Legal Format:	SEC-Registered

Size:	$500,000,000

Expected Ratings:(1)	Moody’s: Baa3 (Stable Outlook) S&P: BBB (Stable Outlook) Fitch: BBB- (Positive Outlook)

Maturity Date:	March 11, 2034

Coupon (Interest Rate):	5.611%

Yield to Maturity:	5.611%

Spread to Benchmark Treasury:	T + 132 bps

Benchmark Treasury:	4.000% due February 15, 2034

Benchmark Treasury Price and Yield:	97-21 / 4.291%

Interest Payment Dates:	March 11 and September 11, beginning on September 11, 2024

Day Count Convention:	30 / 360

Business Day Convention: Par Call Date:	Following, Unadjusted December 11, 2033 (the date that is three months prior to the maturity date)

Optional Redemption:
Prior to the Par Call Date, the Issuer may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

	(1)	(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points less (b) interest accrued thereon to the date of redemption, and

(2) 100% of the principal amount of the Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to, but not including, the redemption date.

On or after the Par Call Date, the Issuer may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to, but not including, the redemption date.

See the Preliminary Prospectus Supplement for the definition of “Treasury Rate” and for further terms and provisions applicable to optional redemption.

CUSIP / ISIN:	960386AR1 / US960386AR16

Price to Public:	100.000%

Trade Date:	February 26, 2024

Settlement Date:(2)	March 11, 2024 (T+10)

Joint Book-Running Managers:
Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
PNC Capital Markets LLC
TD Securities (USA) LLC
BofA Securities, Inc.
BNP Paribas Securities Corp.
Credit Agricole Securities (USA) Inc.
HSBC Securities (USA) Inc.
MUFG Securities Americas Inc.
U.S. Bancorp Investments, Inc.
WauBank Securities LLC

Senior Co-Managers:	BMO Capital Markets Corp. Dollar Bank, Federal Savings Bank Goldman Sachs & Co. LLC Huntington Securities, Inc. Northwest Bank Scotia Capital (USA) Inc. SG Americas Securities, LLC

Notice to Prospective Investors in Israel:
This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus supplement is being distributed only to, and is directed only at, and any offer of the notes is directed only at, (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of its meaning and agree to it.

_____________________
(1) A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time.

(2) We expect that delivery of the Notes will be made against payment therefor on or about the settlement date specified in this final term sheet, which will be the tenth business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+10”).  Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise.  Accordingly, purchasers who wish to trade the Notes prior to the second business day before settlement will be required, by virtue of the fact that the Notes initially will settle in T+10, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

The Issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the U.S. Securities and Exchange Commission (the “Commission”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the Issuer has filed with the Commission for more complete information about the issuer and this offering.  You should rely on the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details.  You may get these documents for free by visiting EDGAR on the Commission website at www.sec.gov.  Alternatively, copies of the prospectus and the prospectus supplement may be obtained by contacting Citigroup Global Markets Inc. toll-free at 800-831-9146, J.P. Morgan Securities LLC collect at 212-834-4533, PNC Capital Markets LLC toll-free at 855-881-0697 or TD Securities (USA) LLC toll-free at 855-495-9846.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded.  Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.